

July 8, 2024

Jie Xiao
Chief Executive Officer
YSX Tech Co., Ltd
401, 4 / F, Building 12
1601 South Guangzhou Avenue
Haizhu District, Guangzhou, Guangdong, PRC

> **Re: YSX Tech Co., Ltd**
> **Registration Statement on Form F-1**
> **Filed June 18, 2024**
> **File No. 333-280312**

Dear Jie Xiao:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed June 18, 2024

Risk Factors, page 23

1.   We note the changes you made to your disclosure, including on the cover page, on pages 9-10 and 14, in the first, second and third risk factors of this section, in the risk factor at the bottom of page 35 and in the risk factor "We rely on contractual arrangements with the VIEs" on page 40, and we further note that you deleted the fifth risk factor and the discussion of the UFLPA on page 29. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment to your draft registration statement that was submitted on February 27, 2024, warranting revised disclosure that mitigates the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you

that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of February 27, 2024. Please also refer to prior comment 1 in our letter dated January 16, 2024.

Capitalization, page 54

2.　　Please revise the amounts presented in the total capitalization line item to exclude the amounts presented in the cash and cash equivalents line item. Refer to Item 3.B of Form 20-F for guidance.

Dilution, page 55

3.　　Please revise your historical and pro forma tangible book value amounts to exclude deferred initial public listing costs.

Consolidated Financial Statements, page F-1

4.　　Please update your financial statements in accordance with Item 8.A.4 of Form 20-F.

Exhibit Index, page II-5

5.　　We note counsel's opinion in Exhibit 5.1 that "[t]he statements contained in the Registration Statement in the section headed "Cayman Islands Taxation", insofar as they purport to summarise the laws or regulations of the Cayman Islands, are accurate in all material respects and that such statements constitute our opinion." Please revise the exhibit index to also file this opinion as Exhibit 8, revise your disclosure in the corresponding "Cayman Islands Taxation" section to state that the disclosure is the opinion of Ogier, and have counsel delete the reference in the opinion to the disclosure being a summary of tax consequences ("insofar as they purport to summarise the laws or regulations of the Cayman Islands").

6.　　Please revise Section 1.2.1 of Exhibit 99.7 to exclude the PRC Companies. Please revise your disclosure in the corresponding "People's Republic of China Enterprise Taxation" section to state that the disclosure is the opinion of Beijing Jingsh Law firm Shenzhen Office.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Kuhn at 202-551-3308 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Linda Ni